VF 4-3-03

XXA14 4/1/2003

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

03018395

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED MAR 31 2003 WASH. D.C. 181 PROCESSING SECTION

SEC FILE NUMBER
8- 44303

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

JAMES HAROLD GOODE, JR.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3008 LA VENTANA
(No. and Street)

SAN CLEMENTE, CA 92672
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES H. GOODE, JR. (949) 496 0707
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CROUCH, JR., RICHARD EDWARD
(Name — *if individual, state last, first, middle name*)

27725 SANTA MARGARITA PKWY., STE 251, MISSION VIEJO, CA 92691
(Address) (City) (State) Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, JAMES H. GOODE, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JAMES HAROLD GOODE, JR., as of DECEMBER 31, 2002, ~~19~~_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

J. H. Goode Jr.
Signature

Principal
Title

Kristen E. Bain
Notary Public

KRISTEN E. BAIN
COMM...1375050
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
My Term Exp. Sept. 15, 2006
BCT3

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of Orange } ss.

On March 26, 2003 (Date) before me, Kristen E Bain. (Name and Title of Officer (e.g., "Jane Doe, Notary Public")),

personally appeared James H. Goode Jr (Name(s) of Signer(s)),

☐ personally known to me
☒ proved to me on the basis of satisfactory evidence

KRISTEN E. BAIN
COMM...1375050
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
My Term Exp. Sept. 15, 2006
BCT3

to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal.

Kristen E Bain
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Oath or Affirmation.

Document Date: ______________ Number of Pages: ______

Signer(s) Other Than Named Above: ______________

Capacity(ies) Claimed by Signer

Signer's Name: ______________

☐ Individual
☐ Corporate Officer — Title(s): ______________
☐ Partner — ☐ Limited ☐ General
☐ Attorney-in-Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______________

Signer Is Representing: ______________

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

Richard E. Crouch, Jr.

CERTIFIED PUBLIC ACCOUNTANT

JAMES HAROLD GOODE, JR.

I N D E X

PAGE

Richard E. Crouch, Jr.
CERTIFIED PUBLIC ACCOUNTANT

27725 SANTA MARGARITA PARKWAY, SUITE 251
MISSION VIEJO, CALIFORNIA 92691
TELEPHONE (949) 951-1789 • FAX (949) 951-1791

James H. Goode, Jr.
3008 La Ventana
San Clemente, CA 92672

We have examined the balance sheet of James H. Goode, Jr. as of December 31, 2002 and the related statements of income and owner's equity and of changes in cash flows for the year then ended. Our examination was made in accordance with generally accepted auditing standards and accordingly included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the aforementioned financial statements present fairly the financial position of James H. Goode, Jr. at December 31, 2002 and the results of operations and the changes in their financial position for the year then ended, in conformity with generally accepted accounting principles applied on a basis consistent with the preceding year.

Richard E. Crouch

RICHARD E. CROUCH, JR.
Certified Public Accountant

Mission Viejo, California
March 25, 2003

JAMES HAROLD GOODE, JR.

BALANCE SHEET
DECEMBER 31, 2002

ASSETS

Current Assets		
Cash in Bank		$ 33,505
		$ 33,505
Fixed Assets		
Automobiles	$2,000	
Equipment	4,052	
	$6,052	
Less: Accumulated Depreciation	(6,052)	-0-
TOTAL ASSETS		$ 33,505

LIABILITIES AND OWNER'S EQUITY

Owner's Equity	
Capital	33,505
TOTAL LIABILITIES AND OWNER'S EQUITY	$ 33,505

THE ACCOMPANYING NOTES ARE AN INTEGRAL
PART OF THIS FINANCIAL STATEMENT

Richard E. Crouch, Jr.
CERTIFIED PUBLIC ACCOUNTANT

JAMES HAROLD GOODE, JR.

STATEMENT OF INCOME AND OWNER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUE		
Loss on Investments	$ (1,098)	
Gain on Underwriting/Selling	2,463,974	$2,462,876
OPERATING EXPENSES		
Commissions	$2,035,588	
Professional Costs	$ 575	
Rent	300	
Telephone	600	
Supplies	225	
Dues	250	
Publications	100	
Office Expense	510	
Accounting	610	
Sundry	100	(2,038,858)
NET INCOME		$ 424,018
OWNER'S EQUITY, JANUARY 1, 2002		9,965
Capital Withdrawals		(400,478)
OWNER'S EQUITY, DECEMBER 31, 2002		$ 33,505

THE ACCOMPANYING NOTES ARE AN INTEGRAL
PART OF THIS FINANCIAL STATEMENT

Richard E. Crouch, Jr.
CERTIFIED PUBLIC ACCOUNTANT

JAMES HAROLD GOODE, JR.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash Flows from Operating Activities:		
Cash received from customers	$ 2,463,974	
Cash paid for occupancy expense	(400)	
Cash paid for communications	(600)	
Cash paid for overhead expense	(735)	
Cash paid for professional fees	(925)	
Cash paid for accounting	(610)	
Cash paid for commissions	(2,035,588)	
Net Increase from Operating Activities		$425,116
Cash Flows from Investing Activities		
Cash withdrawn by owner	(400,478)	
Cash increase on disposal of investments	3,348	
Net Decrease from Investing Activities		(397,130)
Net Increase in Cash and Cash Equivalents		$ 27,986
Cash and Cash Equivalents, January 1, 2002		5,519
Cash and Cash Equivalents, December 31, 2002		$ 33,505

THE ACCOMPANYING NOTES ARE AN INTEGRAL
PART OF THIS FINANCIAL STATEMENT

JAMES HAROLD GOODE, JR.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Reconciliation of Net Income to Net Cash Provided by Operating Activities:

Net Income	$424,018
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in Securities	1,098
NET CASH PROVIDED BY OPERATING ACTIVITIES	$425,116

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS FINANCIAL STATEMENT

Richard E. Crouch, Jr.
CERTIFIED PUBLIC ACCOUNTANT

JAMES HAROLD GOODE, JR.

SUMMARY OF ACCOUNTING POLICIES
DECEMBER 31, 2002

1. Nature of Business and Basis of Accounting

   The company is engaged primarily in dealing with Mutual Funds and private placements for individuals and has been from its inception in August, 1985.

2. Income Taxes and Investment Tax Credits

   The company is included in the federal and state income tax returns filed by James Goode as a sole proprietorship. No specific income tax is allocated to the company because the tax is dependent upon his return taken as a whole, of which the company is only a part.

   Investment tax credits attributable to the company are accounted for by the flow-through method which recognizes the credits as reductions of income tax expense in the year utilized.

3. Depreciation

   Fixed assets are depreciated on a straight-line basis over the useful life of the asset for book purposes.

4. Fixed Assets

	COST	ACCUMULATED DEPRECIATION	NET BOOK VALUE
Automobile	$2,000	$2,000	-0-
Equipment	4,052	4,052	-0-
	$6,052	$6,052	-0-

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS FINANCIAL STATEMENT

Richard E. Crouch, Jr.
CERTIFIED PUBLIC ACCOUNTANT

JAMES HAROLD GOODE, JR.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

NOTE A - NET CAPITAL REQUIREMENTS

THE COMPANY, AS A REGISTERED BROKER-DEALER IN SECURITIES, IS SUBJECT TO THE SECURITIES AND EXCHANGE COMMISSION UNIFORM NET CAPITAL RULE (RULE 15c3-1). THIS RULE REQUIRES THE MAINTENANCE OF A CERTAIN MINIMUM NET CAPITAL, AS DEFINED, BUT NOT LESS THAN $5,000, AND A RATIO OF AGGREGATE INDEBTEDNESS, AS DEFINED, TO NET CAPITAL NOT EXCEEDING 15 TO 1. AT DECEMBER 31, 2002 THE COMPANY'S NET CAPITAL AND REQUIRED NET CAPITAL WAS $33,505 AND $5,000 RESPECTIVELY, AND ITS RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL WAS APPRROXIMATELY 0 TO 1.

THE ACCOMPANYING NOTES ARE AN INTEGRAL
PART OF THIS FINANCIAL STATEMENT

Richard E. Crouch, Jr.
CERTIFIED PUBLIC ACCOUNTANT

JAMES HAROLD GOODE, JR.

AUDITOR'S REPORT ON SUPPLEMENTAL INFORMATION

THE BASIC FINANCIAL STATEMENTS OF JAMES HAROLD GOODE, JR. FOR THE YEAR ENDED DECEMBER 31, 2002 AND OUR REPORT THEREON, ARE PRESENTED IN THE PRECEDING SECTION OF THIS REPORT. OUR EXAMINATION WAS MADE PRIMARILY FOR THE PURPOSE OF FORMULATING AN OVERALL OPINION ON THOSE FINANCIAL STATEMENTS. THE SUPPLEMENTAL STATEMENTS PRESENTED HEREINAFTER, ALTHOUGH NOT CONSIDERED NECESSARY FOR A FAIR PRESENTATION OF FINANCIAL POSITION AND RESULTS OF OPERATIONS, ARE PRESENTED AS SUPPLEMENTARY INFORMATION AS REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION AND HAVE BEEN SUBJECTED TO THE AUDIT PROCEDURES APPLIED IN THE EXAMINATION OF THE BASIC FINANCIAL STATEMENTS. IN OUR OPINION, THE SUPPLEMENTAL INFORMATION IS FAIRLY STATED IN ALL MATERIAL RESPECTS IN RELATION TO THE BASIC FINANCIAL STATEMENTS TAKEN AS A WHOLE AND IN CONFORMITY WITH THE RULES OF THE SECURITIES AND EXCHANGE COMMISSION.

Richard E. Crouch, Jr.
CERTIFIED PUBLIC ACCOUNTANT

JAMES HAROLD GOODE, JR.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2002

Total Aggregate Indebtedness	$ -0-
Total Owner's Equity	$ 33,505
Net Capital	$ 33,505
Minimum dollar net capital requirement	5,000
Net Capital Surplus	$ 28,505
Reconciliation pursuant to Rule 17a-5(d)4	
Net Capital as previously reported	$ 34,414
Decrease (increase) in non-allowable assets as a result of audit adjustments	
Owner's draw adjustment	(909)
Net Capital as Reported Herein	$ 33,505
Aggregate indebtedness as previously reported	$ -0-
Aggregate indebtedness as reported herein	$ -0-

THE ACCOMPANYING NOTES ARE AN INTEGRAL
PART OF THIS FINANCIAL STATEMENT

Richard E. Crouch, Jr.
CERTIFIED PUBLIC ACCOUNTANT

JAMES HAROLD GOODE, JR.

RESERVE AND POSSESSION OR CONTROL REQUIREMENTS
PURSUANT TO RULE 15c3-3

DECEMBER 31, 2002

THE COMPANY IS EXEMPT FROM THE RESERVE AND POSSESSION OR CONTROL REQUIREMENT OF RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934.

JAMES HAROLD GOODE, JR.

AUDITOR'S REPORT ON INTERNAL CONTROL

DECEMBER 31, 2002

Richard E. Crouch, Jr.
CERTIFIED PUBLIC ACCOUNTANT
27725 SANTA MARGARITA PARKWAY, SUITE 251
MISSION VIEJO, CALIFORNIA 92691
TELEPHONE (949) 951-1789 • FAX (949) 951-1791

SEC MAIL PROCESSING
RECEIVED
MAR 3 1 2003
WASH, D.C. 181 SECTION

Board of Directors
James Harold Goode, Jr.

We have examined the financial statements of James Harold Goode, Jr. for the year ended December 31, 2002 and have issued our report thereon dated March 25, 2003. As part of our examination, we made a study and evaluation of the system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the practices and procedures followed by the Company (i) is making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and (ii) for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and the recordation of differences required by Rule 17a-13 (ii) in complying with the requirements for prompt payment for securities of Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve system; and (iii) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of our examination would be disclosed. The purposes of our study and evaluation were to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the Company's financial statements and to provide a basis for reporting material weaknesses in internal accounting control under Rule 17a-5. Our study and evaluation was more limited than would be necessary to express an opinion on the system of internal accounting control taken as a whole.

The management of James Harold Goode, Jr. is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures. The objectives of a system are to provide management with reasonable, but not absolute, assurance that

Richard E. Crouch, Jr.
CERTIFIED PUBLIC ACCOUNTANT

assets are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of the inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projection or any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation made for the limited purposes described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of James Harold Goode, Jr. taken as a whole, or on the practices and procedures described in the first paragraph. However, (i) no facts come to our attention that the conditions for exemption from Rule 15c3-3 had not been complied with during the period and (ii) our study and evaluation disclosed the following conditions that we believe results is more than a relatively low risk that errors or irregularities in amounts that would be material in relation to the financial statements of James Harold Goode, Jr. may occur and not be detected within a timely period.

Effective internal control requires that the accounting system have checks and balances so that no transaction is handled in its entirety by a single individual. A limited number of personnel in your company precludes such control and, accordingly, until the growth of your company is sufficient to warrant the employment of additional personnel to effect the necessary segregation of duties and functions,, internal control will continue to be deficient in this respect. This condition was considered in determining the nature, timing and extent of audit tests applied in our examination of the December 31, 2002 financial statements and this report does no affect our report on these financial statements dated March 25, 2003.

This report is intended solely for the use of management, the Securities and Exchange Commission and other agencies which regulate the activities of securities brokers and dealers and should not be used for any other purposes.

RICHARD E. CROUCH, JR.
Certified Public Accountant

Mission Viejo, California
March 25, 2003